FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of November, 2019 Commission File Number: 001-09531 Telefónica, S.A. (Translation of registrant's name into English) Distrito Telefónica, Ronda de la Comunicación s/n, 28050 Madrid, Spain 3491-482 87 00 (Address of principal executive offices) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F X Form 40-F Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes No X Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes No X Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes No X If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A. TABLE OF CONTENTS Sequential Page Item Number Telefónica – Financial Highlights for the period January – September 2019 1. 2

FINANCIAL HIGHLIGHTS • Reported revenues back to growth and customer value improvement. – LTE (+16% y-o-y; +3.6m quarterly net adds), mobile contract (+6%; +1.9m) and FTTx/Cable (+11%; +0,3m). – Solid average revenue per access growth (+4.3% y-o-y) and churn improvement (-0.2 p.p.). – July-September Revenues (€11,902m; +1.7% y-o-y) increased by 3.4% y-o-y in organic terms (+3.6% in 9M 19). – July-September OIBDA (€2,748m; -31.9% y-o-y) grew by 0.8% organic. Underlying OIBDA (€4,243m) excluded restructuring costs (€-1,876m), capital gains (€+391m) and other factors (€-10m). – Net Income (€-443m July-September) reached €806m in underlying terms, excluding restructuring costs (€-1,402m), capital gains (€+267m) and other factors (€-114m). January-September underlying net income was €2,588m. • Advances in UBB network deployment and Digital Transformation. – 123m premises passed with FTTx/Cable, 54.5m proprietary (+11% y-o-y), and LTE coverage of 79% (+2 p.p.). – Execution of the E2E Digital Transformation program: 80% of 2019E savings achieved (>€340m incremental to >€300m in 2018). • Net Debt reduction for the 10th consecutive quarter. – Free cash flow (€4,150m in January-September 2019) up by 40.3% y-o-y. – Net Debt stood at €38,293m at September (-8.1% y-o-y) and decreased by €1,937m in the quarter. Net Debt decreases to c.a. €37.6bn including post-closing events of c.a. €0.7bn. • The Company reiterates its guidance and dividend announced for 2019. • T. España; a more segmented and differential commercial strategy (+5% convergent accesses) boosted y-o-y revenue growth, which accelerated +0.7 p.p. q-o-q to +1.0%. OIBDA was back to organic growth (+0.1% vs. -1.6% in Q2), on lower content costs and higher digitalization savings. • T. Brasil accelerated its revenue growth to 2.6%, the highest in 15 quarters, mainly due to mobile business (ARPU +4.7%). OIBDA grew 3.6%, +4.3 p.p. v.s. Q2 and margin expanded to 42.7% (+0.4 p.p. y-o-y). • T. Deutschland; +0.3 p.p. and +1.0 p.p improvement in revenue and OIBDA y-o-y trends to +1.9% and -0.8% respectively in Q3, reflecting solid net adds and stable churn in mobile contract. • T. UK; sustained market leadership position; growth in accesses (+6%), revenues (+4.1%), and OIBDA (+5.7%). OIBDA-CapEx grew by 6.2% in 9M 19. • T. Hispam Sur; y-o-y growth in revenues (+16.1%) and OIBDA (+15.6%), despite competitive environment, macro and regulation. Commercial highlights included contract net adds in all countries and +28% growth in FTTx connections. • T. Hispam Norte; contract accesses grew by 2%, Colombia and México posting again positive net adds in the quarter. Revenues decreased by 2.5% and OIBDA (-14.1%) continued affected by spectrum commitments in Mexico. • Telxius accelerated tower expansion (+580 in Q3 to 18,130); tenancy ratio stood at 1.35x; revenues increased by 4.3% y-o-y in 9M 19, OIBDA by 6.1% and OIBDA-CapEx by 1.8x (excluding exceptional cable sale and tower purchases). 2

Comments of José María Álvarez-Pallete, Chairman and Chief Executive Officer: “Telefónica continued to post solid & profitable revenue growth in a quarter marked by a strong performance in our main markets, Spain, Brazil, Germany and UK. We continued to generate very strong free cash flow, up 40% year-on-year in the first nine months of 2019, driving a reduction in net debt for the 10th consecutive quarter. We made good progress on key strategic initiatives to simplify our business this quarter, including a workforce restructuring program in Spain. We are forging ahead with plans to monetise further our mobile telco infrastructure, making a more efficient use of our networks by sharing them, whilst adding new partners to enrich the value of our commercial offer in the home. Telefónica remained focus on deploying next generation networks in our markets, improving our 4G coverage and launching 5G selectively, as we have in the UK. Looking ahead, we reiterate our guidance for this year and are confident that our digital transformation will boost returns and deliver the best technological solutions for our customers.” 3

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

TELEFÓNICA
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - September	% Chg		July - September	% Chg	
	2019	Reported	Organic	2019	Reported	Organic
Revenues	36,023	0.7	3.6	11,902	1.7	3.4
Telefónica España	9,501	0.5	0.5	3,218	1.0	1.0
Telefónica Deutschland	5,429	1.4	1.4	1,865	1.9	1.9
Telefónica UK	5,184	4.8	4.7	1,773	3.0	4.1
Telefónica Brasil	7,536	(0.5)	1.6	2,507	6.9	2.6
Telefónica Hispam Sur (1)	4,785	2.0	16.3	1,430	8.7	16.1
Telefónica Hispam Norte (2)	2,880	(5.2)	(0.4)	895	(14.0)	(2.5)
Other companies & eliminations	708	(2.3)	(3.2)	214	(17.4)	(18.0)
Telxius	635	6.4	4.3	200	(13.8)	(14.9)
OIBDA	11,450	(4.9)	1.1	2,748	(31.9)	0.8
Telefónica España	2,318	(38.9)	(1.0)	(353)	c.s.	0.1
Telefónica Deutschland	1,697	25.6	(1.0)	597	27.0	(0.8)
Telefónica UK	1,595	18.7	6.2	543	17.0	5.7
Telefónica Brasil	3,121	(6.3)	2.0	1,071	(0.4)	3.6
Telefónica Hispam Sur (1)	1,267	2.5	13.6	331	6.2	15.6
Telefónica Hispam Norte (2)	799	6.8	(14.0)	274	(12.6)	(14.1)
Other companies & eliminations	653	188.1	(21.0)	286	151.6	(60.9)
Telxius	381	36.4	6.1	128	20.2	(6.9)
OIBDA margin	31.8%	(1.9 p.p.)	(0.8 p.p.)	23.1%	(11.4 p.p.)	(0.8 p.p.)
Telefónica España	24.4%	(15.8 p.p.)	(0.6 p.p.)	n.s.	c.s.	(0.3 p.p.)
Telefónica Deutschland	31.3%	6.0 p.p.	(0.6 p.p.)	32.0%	6.3 p.p.	(0.7 p.p.)
Telefónica UK	30.8%	3.6 p.p.	0.4 p.p.	30.6%	3.7 p.p.	0.4 p.p.
Telefónica Brasil	41.4%	(2.6 p.p.)	0.2 p.p.	42.7%	(3.1 p.p.)	0.4 p.p.
Telefónica Hispam Sur (1)	26.5%	0.1 p.p.	(0.7 p.p.)	23.1%	(0.5 p.p.)	(0.1 p.p.)
Telefónica Hispam Norte (2)	27.7%	3.1 p.p.	(3.8 p.p.)	30.7%	0.5 p.p.	(3.6 p.p.)
Other companies & eliminations	92.2%	60.9 p.p.	(5.3 p.p.)	133.6%	89.7 p.p.	(18.9 p.p.)
Telxius	60.0%	13.2 p.p.	0.8 p.p.	64.1%	18.1 p.p.	4.3 p.p.
Operating Income (OI)	3,622	(33.6)	(1.6)	169	(91.2)	(2.7)
Net income attributable to equity holders of the Parent	1,344	(50.6)		(443)	c.s.	
Basic and diluted earnings per share (euros)	0.22	(52.6)		(0.10)	c.s.	
CapEx	6,657	17.2	4.6	3,273	82.3	1.4
Telefónica España	1,194	3.3	3.9	382	0.7	2.5
Telefónica Deutschland	2,207	198.3	5.7	1,711	n.s.	(9.4)
Telefónica UK	652	(45.8)	6.1	242	12.6	13.6
Telefónica Brasil	1,486	4.5	6.7	553	4.2	1.6
Telefónica Hispam Sur (1)	678	(1.0)	9.8	185	3.9	(0.4)
Telefónica Hispam Norte (2)	327	10.0	2.1	143	7.7	0.8
Other companies & eliminations	113	(36.5)	(37.2)	57	28.4	25.6
Telxius	177	34.2	30.7	84	143.3	139.5
Spectrum	1,465	139.2	136.0	1,443	n.s.	n.s.
Telefónica España	—	—	—	—	—	—
Telefónica Deutschland	1,425	n.s.	n.s.	1,425	n.s.	n.s.
Telefónica UK	—	—	—	—	—	—
Telefónica Brasil	—	—	—	—	—	—
Telefónica Hispam Sur (1)	3	(83.8)	(80.1)	0	c.s.	c.s.
Telefónica Hispam Norte (2)	37	n.s.	n.s.	18	n.s.	n.s.
OIBDA-CapEx	4,793	(24.6)	(1.5)	(524)	c.s.	0.3
Telefónica España	1,124	(57.4)	(3.1)	(735)	c.s.	(0.8)
Telefónica Deutschland	(509)	c.s.	(8.5)	(1,114)	c.s.	15.2
Telefónica UK	943	n.s.	6.2	301	20.8	(1.0)
Telefónica Brasil	1,635	(14.4)	(2.9)	518	(4.9)	6.6
Telefónica Hispam Sur (1)	589	6.8	17.9	145	9.3	33.3
Telefónica Hispam Norte (2)	472	4.6	(22.7)	131	(27.5)	(25.7)
Other companies & eliminations	540	n.s.	85.3	229	230.9	c.s.
Telxius	204	38.3	(15.9)	44	(38.4)	(76.4)

Reconciliation included in the excel spreadsheets.

Notes:

-January-September 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-September 2018 results reported under prior accounting IAS 17.

-OIBDA and OI are presented before brand fees and management fees.

(1) Telefónica Hispam Sur includes Argentina, Chile, Peru and Uruguay

(2) Telefónica Hispam Norte includes Colombia, Mexico, Venezuela, Central America and Ecuador.

-Group consolidated results deconsolidate T. Panamá since 1 September 2019, T. Nicaragua since 1 May 2019, T. Guatemala since 1 January 2019 and Antares' results since 1 February 2019.

Organic criteria 2019*: Assumes average constant foreign exchange rates of 2018, except for Venezuela (2018 and 2019 results converted at the closing synthetic exchange rate for each period) and excludes the hyperinflation adjustment in Argentina. Considers constant perimeter of consolidation. Excludes the effects of the accounting change to IFRS 16, write-offs, capital gains/losses from the sale of companies, restructuring costs and material non-recurring impacts. CapEx excludes spectrum investments.*

4

DISCLAIMER  This document may contain forward‐looking statements and information (hereinafter, the “Statements”) relating to the  Telefónica  Group  (hereinafter,  the  "Company"  or  "Telefónica")  or  otherwise.  These  Statements  may  include  financial  forecasts and estimates  based  on  assumptions  or  statements  regarding  plans,  objectives  and  expectations  that make  reference to different matters, such as the customer base and its evolution, growth of the different business lines and of  the global business, market share, possible acquisitions, divestitures or other transactions, Company’s results and other  aspects related to the activity and situation of the Company.  The  Statements  can  be  identified,  in  certain  cases,  through  the  use  of  words  such  as  “forecast”,  "expectation",  "anticipation", “aspiration”, "purpose", "belief" or similar expressions or variations of such expressions. These Statements  reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee  of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to  materially  differ  from  those  expressed  or  implied  by  such  Statements.  These  risks  and  uncertainties  include  those  identified  in  the  documents  containing  more  comprehensive  information filed by Telefónica before the different  supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National  Securities Market Commission.  Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt  them to events or circumstances taking place after the date hereof, including changes in the Company's business, in its  business development strategy or any other unexpected circumstance.  This  document  may  contain  summarized,  non‐audited  or  non‐GAAP  financial  information.  The  information  contained  herein  should  therefore  be  considered  as  a  whole  and  in  conjunction  with  all  the  public  information  regarding  the  Company  available,  including,  if  any,  other  documents  released  by  the  Company  that  may  contain  more  detailed  information. Information related to Alternative Performance Measures (APM) used in the present document are included  in the Appendix “Alternative performance measures”, page 50 of the 2019 third quarter Interim Management Statement  submitted to the Spanish National Securities Market Commission (CNMV).  Moreover,  recipients  of  this document  are  invited to read our condensed consolidated interim financial statements and consolidated interim management report for  the six‐month period ended June 30, 2019 submitted to the CNMV, in Note 2, page 15, of the pdf filed.  Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation  of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.  For further information please refer to the information on 2019 third quarter financial results filed by the Company  and also available on the Company´s website: www.telefonica.com

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Telefónica, S.A. Date: November 5, 2019 By: /s/ Laura Abasolo García de Baquedano Name: Laura Abasolo García de Baquedano Title: Chief Finance and Control Officer